UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

JinkoSolar Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00002 Per Share (“Ordinary Shares”)

(Title of Class of Securities)

47759T100 (1)

(CUSIP Number)

Xiande Li
1 Jingke Road, Shangrao

Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

Telephone: (86-793) 846-9699

With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing four Ordinary Shares.

CUSIP No: 47759T100

1.	Names of reporting persons Xiande Li
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,172,750[1]
	8.	Shared voting power 4,628,099[2]
	9.	Sole dispositive power 20,172,750[3]
	10.	Shared dispositive power 4,628,099[4]

11.	Aggregate amount beneficially owned by each reporting person 24,800,849
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.6%[5]
14.	Type of reporting person (see instructions) IN

1.	These securities include 20,172,750 Ordinary Shares of the Issuer (including certain Ordinary Shares in the form of American depositary shares) held by Brilliant Win Holdings Limited (“Brilliant Win”). Brilliant Win is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. Xiande Li is the sole director of Brilliant Win. By virtue of these arrangements, the Reporting Person may be deemed to have sole voting power with respect to these securities.

2.	These securities include 4,628,099 Ordinary Shares of the Issuer held by Tanka International Limited (“Tanka”), a Cayman Islands company which holds 7,713,499 Ordinary Shares of the Issuer. Mr. Xiande Li holds 60% equity interest in Tanka and is also a director of Tanka. By virtue of these arrangements, the Reporting Person may be deemed to have shared voting power with respect to these securities.

3.	These securities include 20,172,750 Ordinary Shares of the Issuer (including certain Ordinary Shares in the form of American depositary shares) held by Brilliant Win Holdings Limited (“Brilliant Win”). Brilliant Win is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. Xiande Li is the sole director of Brilliant Win. By virtue of these arrangements, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.

4.	These securities include 4,628,099 Ordinary Shares of the Issuer held by Tanka International Limited (“Tanka”), a Cayman Islands company which holds 7,713,499 Ordinary Shares of the Issuer. Mr. Xiande Li holds 60% equity interest in Tanka and is also a director of Tanka. By virtue of these arrangements, the Reporting Person may be deemed to have shared dispositive power with respect to these securities.

5.	Based upon 158,587,937 Ordinary Shares outstanding as of December 31, 2018.

CUSIP No: 47759T100

1.	Names of reporting persons Brilliant Win Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,172,750[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 20,172,750[1]
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 20,172,750
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.7%[2]
14.	Type of reporting person (see instructions) CO

1.	These securities include 20,172,750 Ordinary Shares.

2.	Based upon 158,587,937 Ordinary Shares outstanding as of December 31, 2018.

CUSIP No: 47759T100

1.	Names of reporting persons Tanka International Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,628,099[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 4,628,099[1]
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 4,628,099
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.9%[2]
14.	Type of reporting person (see instructions) CO

1.	These securities include 4,628,099 Ordinary Shares.

2.	Based upon 158,587,937 Ordinary Shares outstanding as of December 31, 2018.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, par value US$0.00002 per share (“Ordinary Shares”) of JinkoSolar Holding Co., Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China.

Item 2.	Identity and Background

(a). This Statement on Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): (i) Xiande Li, (ii) Brilliant Win Holdings Limited (“Brilliant Win”), and (iii) Tanka International Limited (“Tanka”). The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of each of the directors of Brilliant Win and Tanka are set forth in Schedule A hereto and are incorporated herein by reference. Neither of Brilliant Win or Tanka has any executive officers.

(b). Residence or Business Address:

I:	For Xiande Li:

1 Jingke Road, Shangrao

Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

II:	For Brilliant Win:

Quastisky Building

PO Box 4389

Road Town, Tortola

British Virgin Islands

III:	For Tanka:

P.O. Box 31119

Grand Pavilion

Hibiscus Way

802 West Bay Road

Grand Cayman KY1-1205

Cayman Islands

(c). Xiande Li is the chairman of the board of directors of the Issuer. The principal business of each of Brilliant Win and Tanka is investment holding.

(d). Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). The citizenship of Xiande Li is People’s Republic of China. The place of organization of Brilliant Win is the British Virgin Islands. The place of organization of Tanka is Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration

Concurrently with the Issuer’s follow-on public offering of 4,140,000 ADSs in February 2018, Tanka, pursuant to a subscription agreement dated February 5, 2018, purchased an aggregate of 7,713,499 Ordinary Shares of the Issuer for a consideration of US$35 million for investment purposes. Mr. Xiande Li owns 60% equity interest in Tanka and is also a director of Tanka. By virtue of these arrangements, Mr. Xiande Li may be deemed to have shared voting and dispositive power of 60% of the Ordinary Shares of the Issuer held by Tanka, or 4,628,099 Ordinary Shares.

Except for the above, the securities reported in this statement as beneficially owned by the Reporting Persons were acquired prior to the Issuer’s initial public offering, with cash from the applicable Reporting Person’s personal funds or working capital, as applicable, and were acquired for investment purposes.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Although none of the Reporting Persons has any present intention to acquire additional securities of the Issuer, they intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or she or it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 158,587,937 Ordinary Shares outstanding as of December 31, 2018. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Securities	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
Xiande Li	24,800,849	15.6%	20,172,750	4,628,099	20,172,750	4,628,099
Brilliant Win Holdings Limited	20,172,750	12.7%	20,172,750	0	20,172,750	0
Tanka International Limited	4,628,099	2.9%	4,628,099	0	4,628,099	0

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A here to and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Title
1	Joint Filing Agreement, dated January 31, 2019, among Xiande Li, Brilliant Win Holdings Limited and Tanka International Limited
2	Subscription Agreement between the Issuer and Tanka International Limited dated February 5, 2018 (incorporated by reference to Exhibit 10.1 on Form 6-K filed with the Securities and Exchange Commission on February 8, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 31, 2019

Xiande Li

By:	/s/ Xiande Li
Name: Xiande Li

BRILLIANT WIN HOLDINGS LIMITED

By:	/s/ Xiande Li
Name: Xiande Li
Title: Sole Director

TANKA INTERNATIONAL LIMITED

By:	/s/ Xiande Li
Name: Xiande Li
Title: Director

Schedule A

Directors of Certain Reporting Persons

Entity	Director	Business Address	Present Principal Occupation or Employment/ Principal Business	Citizenship/Place of Organization
Brilliant Win Holdings Limited	Xiande Li	Quastisky Building PO Box 4389 Road Town, Tortola British Virgin Islands	Chairman of the board of directors of the Issuer	Chinese

Tanka International Holding Limited	Xiande Li Kangping Chen	P.O. Box 31119 Grand Pavilion Hibiscus Way 802 West Bay Road Grand Cayman KY1-1205, Cayman Islands	Chairman of the board of directors of the Issuer Director and chief executive officer of the Issuer	Chinese